07005478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
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| 8- 66829 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WMSI SECURITIES, LLC

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| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5543 Edmondson Pike, #14

(No. and Street)

Nashville, (City) TN (State) 37211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Joyce Ralston (615) 832-9883

(Area Code- Telephone Number)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number**

# OATH OR AFFIRMATION

I, Betty Joyce Ralston swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WMSI Securities, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

JAMES KING STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Signature

CCO

Title

Notary Public

My Commission Expires 5-22-2018

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

# WMSI SECURITIES, LLC

CONTENTS
December 31, 2006

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

## INDEPENDENT AUDITOR'S REPORT

To the Member of
WMSI Securities, LLC

We have audited the accompanying statement of financial condition of WMSI Securities, LLC (the "Company"), a wholly owned subsidiary of Wealth Management Systems Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

*In our opinion, the statement of financial condition referred to above presents fairly, in all material* respects, the financial position of WMSI Securities, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

**GOLDSTEIN GOLUB KESSLER LLP**

February 27, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

# WMSI SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2006**

| | |
|---|---|
| **ASSETS** | |
| Cash | $57,053 |
| Accounts Receivable | 4,140 |
| Other Assets | 3,256 |
| **Total Assets** | $64,449 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| Liabilities: | |
| Accrued expenses | $16,340 |
| Due to Affiliate | 25,934 |
| **Total liabilities** | 42,274 |
| Member's Equity | 22,175 |
| **Total Liabilities and Member's Equity** | $64,449 |

See Notes to Statement of Financial Condition

**1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:**

WMSI Securities, LLC (the "Company") is a limited liability company formed pursuant to the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of Wealth Management Systems Inc. (the "Parent").

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results may differ from those estimates.

The Company facilitates the processing of rollovers transaction from individual qualified retirement plan accounts to IRA Rollover Accounts. As consideration for the facilitation of such transactions, the Company is paid a per transaction fee by the underlying broker-dealer of record.

Transaction processing fees are recorded when the rollover transaction is initiated.

No provision is made in the accompanying statement of financial condition for federal, state or local income taxes since such liabilities are the responsibility of the individual Members.

**2. RELATED PARTY TRANSACTIONS:**

The Parent's principal business is the development, implementation and maintenance of technology used by financial service companies to facilitate the direct rollover of funds from qualified retirement plan accounts to IRAs. The Parent develops software applications that provide an electronic interface between retirement plan recordkeeping systems and IRA provider new account opening applications. This interface automates the IRA distribution process and facilitates real time opening of IRAs. The Company supports the activities of its Parent by introducing IRA products to qualified retirement plan sponsors and Third Party Retirement Plan Administrators that are customers of the Parent. The Company also provides related administrative services necessary to support those customers. The IRA providers pay a fee or commission to the Company based on the number and dollar amount of IRAs opened through the software provided by the Parent. This close interrelationship means that the Company is dependent on its Parent to provide the products and services it supports and the Parent is committed to maintaining and capitalizing the Company as a component of its business model. In addition, the Parent provides office space and other administrative services to the Company at no cost. The accompanying statement of financial condition might not necessarily be indicative of the Company's financial conditions had the Company operated as an unaffiliated independent entity.

Pursuant to an agreement with the Parent, the Company reimbursed the Parent for its share of compensation and benefits expenses. Due to affiliate in the amount of $25,934 at December 31, 2006 represented amounts due to the Parent.

**3. REGULATORY REQUIREMENTS:** As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2006, the Company had a net capital of $14,779, which exceeded the minimum requirement by $9,779.

# GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
WMSI Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of WMSI Securities, LLC (the "Company"), a wholly owned subsidiary of Wealth Management Systems, Inc. as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

**GOLDSTEIN GOLUB KESSLER LLP**

February 27, 2007

END